UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in attendance to the Official Letter, B3 209/2022-SLS received on February 24, 2022, through which B3 SA – Brasil, Bolsa, Balcão (“B3”) requests a statement on the atypical fluctuations of the Company's securities as per the communication below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as below, we request that you be informed, until 02/25/2022, if there is any fact known to you. that can justify them.

ON Shares
Prices (R$ by shares)
Date	Opening	Min	Max	Avg	Closing	Fluctuation. %	Nº of trades	Amount	Volume (R$)
11/02/2022	14,95	14,91	15,41	15,19	14,96	-0,06	914	159.700	2.425.956,00
14/02/2022	14,97	14,93	15,21	15,04	15,21	1,67	702	100.100	1.505.856,00
15/02/2022	15,31	15,09	15,40	15,22	15,12	-0,59	508	94.000	1.430.899,00
16/02/2022	15,13	15,12	15,36	15,25	15,25	0,85	331	61.500	937.747,00
17/02/2022	15,28	14,99	15,36	15,18	15,21	-0,26	282	38.300	581.585,00
18/02/2022	15,16	14,92	15,20	15,04	15,20	-0,06	522	78.800	1.185.346,00
21/02/2022	15,17	14,84	15,18	14,97	15,06	-0,92	508	85.800	1.284.669,00
22/02/2022	15,06	14,90	15,09	14,99	15,05	-0,06	359	48.700	730.118,00
23/02/2022	15,05	14,76	15,20	15,04	15,10	0,33	828	114.000	1.714.446,00
24/02/2022*	14,89	14,16	14,89	14,41	14,17	-6,15	3.016	416.800	6.008.083,00

PN Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
11/02/2022	16,75	16,72	17,35	17,06	16,73	-0,79	1.110	254.700	4.346.115,00
14/02/2022	16,93	16,62	17,03	16,83	16,85	0,71	652	102.400	1.723.658,00
15/02/2022	16,92	16,91	17,30	17,06	17,05	1,18	500	116.100	1.980.942,00
16/02/2022	17,00	16,90	17,27	17,09	17,07	0,11	406	72.400	1.237.518,00
17/02/2022	17,07	16,88	17,25	17,01	16,98	-0,52	260	46.100	784.347,00
18/02/2022	17,00	16,80	17,05	16,90	17,05	0,41	602	102.300	1.729.257,00
21/02/2022	17,05	16,65	17,05	16,77	16,83	-1,29	516	86.100	1.443.504,00
22/02/2022	16,90	16,67	16,94	16,78	16,79	-0,23	465	88.500	1.484.856,00
23/02/2022	16,69	16,54	16,96	16,75	16,57	-1,31	792	134.800	2.258.119,00
24/02/2022*	16,57	15,82	16,57	16,07	15,85	-4,34	2.526	398.600	6.407.473,00

UNIT Shares
Prices (R$ by shares)
Date	Date	Date	Date	Date	Date	Date	Date	Date	Date
11/02/2022	31,65	31,64	32,81	32,20	32,02	1,54	17.666	5.324.700	171.432.274,00
14/02/2022	32,07	31,56	32,17	31,95	32,11	0,28	10.413	2.484.100	79.359.332,00
15/02/2022	32,19	31,93	32,75	32,20	31,93	-0,56	11.863	3.409.200	109.785.112,00
16/02/2022	32,11	32,00	32,67	32,39	32,41	1,50	14.659	2.696.800	87.343.030,00
17/02/2022	32,40	31,83	32,66	32,08	31,83	-1,78	7.233	1.875.800	60.175.820,00
18/02/2022	32,09	31,68	32,18	31,96	32,11	0,87	8.076	2.057.100	65.736.697,00
21/02/2022	31,88	31,48	31,97	31,72	31,72	-1,21	6.544	1.338.100	42.450.935,00
22/02/2022	32,04	31,52	32,04	31,70	31,61	-0,34	7.490	1.715.900	54.399.050,00
23/02/2022	31,38	31,35	32,22	31,74	31,40	-0,66	19.824	4.191.700	133.061.157,00
24/02/2022*	30,62	29,71	30,81	30,35	29,78	-5,15	9.659	2.342.000	71.098.700,00

*Updated until 2h56 PM.”

The Company clarifies that it regularly monitors the behavior of its securities, as well as market movements in general.

Furthermore, it is noteworthy that it is possible to infer that the transactions with Santander Brasil securities in the period indicated in the table above are marginally lower than the average variations compared previous periods.

In this sense, the Company confirms that it is not aware of any fact that should be disclosed to the Market and that, in turn, would justify possible fluctuations in the price, in the quantities of common and preferred shares of the Company traded and in the number of deals signed. However, the Company understands that the fluctuations may have occurred as a result of changes in the global macroeconomic scenario.

In view of the above-mentioned Official Letter, we renew on this occasion our highest assurances of distinguished esteem and sincere consideration, and we remain at your disposal to resolve any doubts and additional requests.

São Paulo, February 25, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer